Filed by Harrodsburg First Financial Bancorp, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14(a) – 12 of the

Securities and Exchange Act of 1934

Commission File No.: 0- 26570

Subject Company: Independence Bancorp

For Immediate Release

January 22, 2004

HARRODSBURG FIRST FINANCIAL BANCORP, INC.

AND INDEPENDENCE BANCORP JOINTLY

ANOUNCE A STRATEGIC ALLIANCE

Harrodsburg, Kentucky and New Albany, Indiana, January 22, 2004, Harrodsburg First Financial Bancorp, Inc. (NASDAQ: HFFB), the holding company of First Financial Bank headquartered in Harrodsburg, Kentucky (“Harrodsburg”) and Independence Bancorp, the holding company of Independence Bank, headquartered in New Albany, Indiana, (“Independence”) today jointly announced that they have entered into a strategic alliance and signed a definitive agreement to merge their companies in a tax-free transaction. Harrodsburg currently owns approximately 22.5% of the outstanding common stock of Independence. After the merger of Harrodsburg and Independence, the resulting company will be called 1st Independence Financial Group, Inc. (the “Resulting Corporation”). First Financial Bank and Independence Bank also will merge their operations. Independence Bank, a commercial bank, will be the resulting entity and will be called 1st Independence Bank (the “Resulting Bank”).

The transactions approved by the boards of directors of both companies, is valued at $17.1 million based on Harrodsburg closing price as of January 22, 2004, of $23.42 per share. The value of the transaction represents approximately 77.5% of the outstanding shares of Independence. Independence shareholders may exchange their shares based upon a fixed exchange ratio of 1.00 share of Harrodsburg stock for each share of Independence stock. Upon the closing of the transaction, Harrodsburg will issue approximately 690,000 shares of its common stock and will exchange approximately 67,000 stock options that are held by directors and employees of Independence. This transaction is expected to be accretive to earnings per share the first full year of combined operations.

The merger is subject to approval by the shareholders of Harrodsburg and Independence as well as regulatory authorities and other conditions customary for transactions of this nature. The directors and executive officers of Harrodsburg and Independence have agreed to vote their respective shares in favor of the merger. The parties anticipate closing the transaction in the late second or early third quarter of 2004. Keefe Bruyette & Wood, Inc. served as financial advisor to Harrodsburg and David A. Noyes and Company served as financial advisor to Independence.

Privately held Independence has a presence in southern Indiana and Louisville, Kentucky. Independence, formed in 1998, has approximately $108 million in assets and has 4 full service banking offices. The offices are in New Albany, Jeffersonville, and Marengo, Indiana and one in Louisville, Kentucky. Independence also operates Independence Mortgage Group, a division of Independence Bank, in both Louisville, Kentucky and southern Indiana. Additional information about Independence may be found on the company’s website at www.ibankatindependence.com.

Harrodsburg located in central Kentucky has approximately $174 million in assets and 2 full service banking offices in Harrodsburg and Lawrenceburg, Kentucky. Harrodsburg also owns a majority interest in Citizens Financial Bank, Inc., which has one full service banking office in Glasgow, Kentucky. Additional information about Harrodsburg may be found on the company’s website at www.ffbky.com.

“This partnership with Independence will give us a significant entry into the growing markets of southern Indiana and greater Louisville, Kentucky,” said Harrodsburg Chairman and Chief Executive Officer Arthur L. Freeman.

“Independence’s current management team has done an excellent job, resulting in positive momentum and excellent customer service. Additionally, Independence has the leadership talent to ensure that our alliance will continue to create a high performance organization in southern Indiana, central Kentucky, and the greater Louisville, Kentucky market areas.”

“Independence, like Harrodsburg, has a solid record of strong community commitment and excellent customer service which makes this partnership so appealing,” said Independence President and Chief Executive Officer, N. William White.

White also added, “This partnership with Harrodsburg will help us capitalize on the synergies that already exist between the two companies. This is a ‘win-win’ combination, allowing Harrodsburg to leverage its capital and access the fast growing markets served by Independence, while giving Independence the capital and size to take advantage of the opportunities available in both its banking and mortgage markets.”

Upon completion of the merger, Arthur L. Freeman, Chairman of the Board and Chief Executive Officer of Harrodsburg, will become Chairman of the Board and Chief Executive Officer of the Resulting Corporation and Chairman of the Board of the Resulting Bank. Matthew C. Chalfant, Chairman of the Board of Independence, will become Vice Chairman of the Board of the Resulting Corporation and the Resulting Bank. N. William White, President and Chief Executive Officer of Independence, will become President and Director, of the Resulting Corporation and President and Chief Executive Officer and Director of the Resulting Bank. Additionally, certain directors of Harrodsburg, Jack L. Coleman, Jr., James W. Dunn, Thomas Les Letton, and W. Dudley Shryock, and certain directors of Independence, Charles L. Moore II, Ronald L. Receveur, and Stephen R. Manecke, will be appointed directors of the Resulting Corporation and the Resulting Bank.

R. Michael Wilbourn, Executive Vice President and Chief Financial Officer of Independence, will be appointed Executive Vice President and Chief Financial Officer of the Resulting Corporation and Resulting Bank. Additionally, Alan D. Shepard, Executive Vice President of Independence, will be appointed Executive Vice President of the Resulting Corporation and the Resulting Bank.

Harrodsburg and Independence shareholders and investors are urged to read the proxy statement/prospectus that will be included in the registration statement on Form S-4, which Harrodsburg will file with the Securities and Exchange Commission (“SEC”) and other relevant documents filed with the SEC because such documents will contain important information about Harrodsburg, Independence, the merger, the persons soliciting proxies in the merger and their interests in the merger and related matters. Investors and security holders may obtain a free copy of the proxy statement/prospectus when it becomes available, and other documents filed by Harrodsburg with the SEC in connection with the merger, at the SEC’s web site at www.sec.gov. Documents that Harrodsburg files with the SEC will also be available upon written request directed to the Corporate Secretary of Harrodsburg First Financial Bancorp, Inc. at 104 South Chiles Street, Harrodsburg, Kentucky 40330-1662. Please read the proxy statement/prospectus carefully before making a decision concerning the merger.

Harrodsburg, Independence and their respective directors and executive officers may be deemed to be “participants” in the solicitation of proxies in connection with the proposed merger. Information regarding the directors and executive officers of Harrodsburg, including their holdings of Harrodsburg stock, is contained in Harrodsburg’s annual proxy materials filed with the SEC on December 23, 2002. The directors and executive officers of Independence are Matthew C. Chalfant, N. William White, Tharold Beaver, Lee E. Buchanan, Anne Marie Galligan, Stephen R. Manecke, Charles L. Moore II, Ronald L. Receveur, Lawrence Very, R. Michael Wilbourn, and Alan D. Shepard. The directors and executive officers as a group hold approximately 29.5% of Independence common stock. Additional information regarding the directors and executive officers of Harrodsburg and Independence may be obtained from reading the definitive proxy statement regarding the transaction when it becomes available.

This press release contains certain forward-looking statements about the proposed merger of Harrodsburg and Independence. Forward-looking statements can be identified by the fact that they include words like “believe,” “expect,” “anticipate,” “estimate,” and “intend,” or future or conditional verbs such “will,” “would,” “should,” “could,” or “may.” These forward-looking statements are based upon the current beliefs and expectations of Harrodsburg’s and Independence’s management and are inherently subject to significant business, economic, and competitive uncertainties and contingencies, many of which are beyond the companies’ control. Certain factors that could cause actual results to differ materially from expected results include delays in completing the merger, difficulties in achieving cost savings from the merger or in achieving cost savings within the expected timeframe, difficulties in integrating Harrodsburg and Independence, increased competitive pressures, changes in the interest rate environment, changes in general economic conditions, legislative and regulatory changes that adversely affect the businesses in which Harrodsburg and Independence are engaged, changes in the securities markets, and other factors that may be subject to circumstances beyond Harrodsburg’s and Independence’s control. Actual results may differ materially from the anticipated results discussed in these forward-looking statements. Harrodsburg and Independence undertake no obligation to revise these statements following the date of this press release.

For more information contact:

Arthur L. Freeman	N. William White
Chairman of the Board and CEO	President and CEO
Harrodsburg First Financial Bancorp, Inc.	Independence Bancorp
(859) 734-5452	(812) 944-1400

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